# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Immuneering Corporation, CIK 0001790340
CUSIP: 45254E107
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 245 MAIN STREET, SECOND FLOOR, CAMBRIDGE, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-019522
Filed by CIK 0001870062

## Reporting persons
- BENJAMIN J. ZESKIND: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,462,880; shared voting power 894,927; sole dispositive power 3,462,880; shared dispositive power 894,927; aggregate amount beneficially owned 4,357,807 (6.6% of the class)

## Item 1. Issuer
Name of issuer: Immuneering Corporation
Address of issuer's principal executive offices: 245 MAIN STREET, SECOND FLOOR, CAMBRIDGE, MA, 02142

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Benjamin J. Zeskind (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is c/o Immuneering Corporation (the "Issuer"), 245 Main St., Second Floor, Cambridge, MA 02142.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,357,807 (1)

(1) The ownership information presented herein represents the Reporting Person's beneficial ownership of shares of the Issuer's Class A common stock, par value $0.001 per share ("Class A Common Stock") as of December 31, 2025 and is based upon 64,569,967 shares of the Issuer's Class A Common Stock outstanding as of November 5, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025. The Reporting Person is the beneficial owner of 4,357,807 shares of the Issuer's Class A Common Stock, which consists of: (i) 2,312,852 shares of Class A Common Stock held of record by the Reporting Person; (ii) 1,150,028 shares of Class A Common Stock underlying stock options held of record by the Reporting Person that are exercisable on or prior to March 1, 2026; and (iii) 894,927 shares of Class A Common Stock held of record by the Benjamin J. Zeskind 2020 Family Trust, of which the Reporting Person's spouse serves as sole trustee.
Percent of class: 6.6
Sole power to vote or to direct the vote: 3,462,880
Shared power to vote or to direct the vote: 894,927
Sole power to dispose or to direct the disposition: 3,462,880
Shared power to dispose or to direct the disposition: 894,927

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BENJAMIN J. ZESKIND: /s/ Benjamin J. Zeskind, Benjamin J. Zeskind (01/22/2026)